UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                SCHEDULE 13E-3/A

                  Rule 13e-3 Transaction Statement Pursuant to
                 Section 13(e) of the Securities Exchange Act of
                   1934 and Rule 13e-3 [240.23e-3] thereunder.
                               (Amendment No. 1)


                           VINEYARD OIL & GAS COMPANY
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                              (Name of the Issuer)

                           VINEYARD OIL & GAS COMPANY
                                 ROBERT H. LONG
                                STEPHEN B. MILLIS
                                DAVID H. STETSON
                                JAMES J. CONCILLA
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                      (Name of Person(s) Filing Statement)

                         Common Stock, without par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                      None
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

               Steve Millis, President, Vineyard Oil & Gas Company
                 10299 West Main Road, North East, PA 16428-0391
                                (814) 725-8742

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)











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
This statement is filed in connection with (check the appropriate box):


	a.	[X]	The filing of solicitation materials or an information
			statement subject to Regulation 14A [17 CFR 240.14a-1 to
			240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
			or Rule 13e-3(c) [ 240.13e-3(c)] under the
			Securities Exchange Act of 1934.


	b.	[ ]	The filing of a registration statement under the Securities
			Act of 1933.

	c.	[ ]	A tender offer.

	d.	[ ]	None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box [a] are preliminary copies: [X]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
		Transaction valuation*			Amount of filing fee**
			$141,730.00					$11.47
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*	Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed
Reverse Stock Split based on an amount per share equal to the product of
(a) the fractional share which a holder would otherwise be entitled to, multiplied by (b)1,875 multiplied by $0.3568.

**	Determined pursuant to Rule 0-11 (b)(1), as amended, by multiplying
$141,730.00 by .0000809. $16.40 was previously paid in connection with the initial filing of the Schedule 13E-3.


[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

SEC 1893-A (3-99)	Persons who respond to the collection of information contained
			In this form are not required to respond unless the form
			displays a currently valid OMB control number.

Amount Previously Paid:_______________________________________

Form or Registration No.:_____________________________________

Filing Party:_________________________________________________

Date Filed:___________________________________________________

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
                                  INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13e-3") is being filed by Vineyard Oil and Gas Company, a Pennsylvania corporation ("Company" or "Vineyard"), the issuer of the class of equity securities and its affiliates, which is the subject of a Rule 13E-3 transaction, pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13E-3 thereunder. The company is submitting to its shareholders a proposal to approve and adopt a transaction to effect:

(a) a 1-for-1,875 reverse stock split of the company's Common Stock (the "Reverse Stock Split")

(b) a cash payment per share of $0.3568 for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Stock Split; and

(c) following the Reverse Stock Split, a 1,875-for-1 forward stock split of the Company's Common Stock ("Forward Split").

Items (a), (b) and (c) constitute one proposal and referred to herein as the "Transaction". The Transaction is upon the terms and subject to the conditions set forth in Vineyard's preliminary proxy statement for the company's annual meeting of shareholders (the "Annual Meeting"). The Transaction requires an amendment to Vineyard's Articles of Incorporation, as amended. The other purposes of the Annual Meeting are to amend the Company's By-Laws, elect two directors, ratification of the Company's auditors and to transact such other business as may properly come before the Annual Meeting.

	The Schedule 13E-3 shows the location in the preliminary proxy statement filed by the Company with the Securities and Exchange Commission on November
28, 2003 of the information required to be included in response to the items of this Schedule 13E-3.

	The information in the Proxy Statement, a copy of which is attached hereto as Exhibit A(1), is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.	SUMMARY TERM SHEET

(Item 1001)

The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is hereby incorporated herein by reference.



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
ITEM 2.	SUBJECT COMPANY INFORMATION

(Item 1002)

	(a)	Issuer Name and Address:
The information set forth in the Notice of Annual Meeting of the Shareholders is hereby incorporated herein by reference.

	(b)	Securities Information:
The information set forth in the cover page of the Proxy
Statement is hereby incorporated herein by reference.

	(c)	Trading Market and Price:
The information set forth in the Proxy Statement under the caption Market for Common Stock and Dividends is hereby incorporated herein by reference.

	(d)	Dividends:
		The information set forth in the Proxy Statement under the caption Market for Common Stock and Dividends is hereby incorporated herein by reference.

	(e)	Prior Public Offerings:
	Not Applicable

	(f)	Prior Stock Purchases:
The information set forth in the Proxy Statement under the caption Certain Relationships and Related Transactions is hereby incorporated herein by reference.


ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(ITEM 1003)

(a) Name and address:
The information set forth in the Proxy Statement under the caption Proposal No. 3 Election of Directors is hereby incorporated herein by reference.

(b) Business and background of entities:
Not applicable

(c) Business and background of natural persons:

(1) - (2) The information set forth in the Proxy Statement under the captions "Proposal No. 3 - Election of Directors", "Officer &
Director Compensation" and "Beneficial Ownership of Shares" are hereby incorporated herein by reference.

(2) - (4) To the best of Vineyard's knowledge, none of the persons with respect to whom the information is provided in response to this item was, during the past five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

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
was party to a civil proceeding or a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

(5) To the best of Vineyard's knowledge, all of the persons with respect to whom information is provided in response to this item are citizens of the United States.


ITEM 4.	TERMS OF THE TRANSACTION.

(ITEM 1004)

(a)	Material terms and Purchases:
The information set forth in the Proxy Statement under the captions "Summary Term Sheet-What is the Company Proposing?", "Summary Term Sheet-Why is the Company Proposing this Transaction", "Summary Term Sheet-What are the Purposes of and Reasons for the Transaction?", "Summary Term Sheet-What will I receive if the Transaction is Approved?", "Summary Term Sheet-What are the Tax Implications of the Transaction?", "Proposal No. 1 Authorization of a 1 for 1,875 Reverse Stock Split and a 1,875 for 1 Forward Stock Split of Our Common Stock", "Special Factors-Purpose and Reasons for the Transaction" , Special Factors-Certain Effects of the Proposed Transaction on the Company's Shareholders" and "Special Factors-Exchange of Fractional Share Certificates for Cash" is hereby incorporated herein by reference.

(b) Purchases:
Not Applicable

(c) 	Different terms:
	The information set forth in the Proxy Statement under the captions "Summary Term Sheet-What is the Company Proposing?", "Summary Term Sheet-Why is the Company Proposing this Transaction", "Summary Term Sheet-What are the Purposes of and Reasons for the Transaction?", "Summary Term Sheet-What will I receive if the Transaction is Approved?", "Summary Term Sheet-What are the Tax Implications of the Transaction?", "Proposal No. 1 Authorization of a 1 for 1,875 Reverse Stock Split and a 1,875 for 1 Forward Stock Split of Our Common Stock", "Special Factors-Purpose and Reasons for the Transaction" , Special Factors-Certain Effects of the Proposed Transaction on the Company's Shareholders" and "Special Factors-Exchange of Fractional Share Certificates for Cash" is hereby incorporated herein by reference.

(d) Appraisal rights:
The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Do I have Appraisal or Dissenter's rights?" is hereby incorporated herein by reference.

(e) Provisions for unaffiliated security holders:
The information set forth in the Proxy Statement under the caption "Special Factors-Additional Factors Considered in
Determining the Fairness of the Transaction" is hereby incorporated herein by reference.

(f) Eligibility for listing or trading:
Not Applicable

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(ITEM 1005)

(a) Transactions:
The information set forth in the Proxy Statement under the caption "Certain Relationships and Related Transactions" is hereby incorporated herein by reference.

	(b)	Significant corporate events:
Not Applicable

	(c)	Negotiations or contacts:
The information set forth in the Proxy Statement under the caption "Special Factors-Alternatives Considered by the Board of Directors" is hereby incorporated herein by reference.

(d) Conflicts of interest:
Not Applicable

(e) Agreements involving the subject company's securities:
Not Applicable

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS
(ITEM 1006)
(a) Purposes:
The information set forth in the Proxy Statement under the captions "Summary Term Sheet - What are the Purposes Of and Reasons for the Transaction?" and "Special Factors-Purpose and Reasons for the Transaction" is hereby incorporated herein by reference.

(b) Use of securities acquired:
The information set forth in the Proxy Statement under the caption "Special Factors-Exchange of Fractional Share Certificates for Cash" is hereby incorporated herein by reference.

(c) Plans:
(1) Not Applicable

(2)-(3) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Proposal No.2 - Amendment of
Bylaws" is hereby incorporated herein by reference.

(4) The information set forth in the Proxy Statement under the captions "Proposal No.3 - Election of Directors" and "Special Factors-Certain Effects of the Proposed Transaction

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
on the Company's Shareholders" is hereby incorporated herein by reference.

(5) Not Applicable

(6) Not Applicable

(7) The information set forth in the Proxy Statement under the captions "Summary Term Sheet-Why is the Company
Proposing this Transaction?" and "Special Factor-Purpose and Reasons for the Transaction" is hereby incorporated herein by reference.

(8) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - What are the Purposes
Of and Reasons for the Transaction?" and "Special
Factors-Purpose and Reasons for the Transaction" is hereby incorporated herein by reference.

(9) Not Applicable

(10) The information set forth in the Proxy Statement under the captions "Proposal No.1-Authorization of a 1 for 1,875 Reverse Stock Split and a 1,875 for 1 Forward
Stock Split of our Common Stock" and "Proposal No.2 -
Amendment of Bylaws" is hereby incorporated herein by reference.

(d) Subject company negotiations:
Not Applicable

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
(ITEM 1013)

(a) Purposes:
The information set forth in the Proxy Statement under the captions "Summary Term Sheet-What are the Purposes of and Reasons for the Transaction", "Proposal No. 1 Authorization of a 1 for 1,875 Reverse Stock Split and a 1,875 Forward Stock Split of our Common Stock", "Special Factors-Background", "Special Factors-Purpose and Reasons for the Transaction" and "Special Factors-Fairness of the Proposed Transaction" is hereby incorporated herein by reference.

(b) Alternatives:
The information set forth in the Proxy Statement under the caption "Special Factors-Alternatives Considered by the Board of Directors" is hereby incorporated herein by reference.

(c) Reasons:
The information set forth in the Proxy Statement under the captions "Special Factors-Purpose and Reasons for the Transaction" and "Special Factors-Fairness of the Proposed
Transaction" is hereby incorporated herein by reference.

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
(d) Effects:
The information set forth in the Proxy Statement under the captions "Summary Term Sheet-What are the Tax Implications of the Transaction?", "Special Factors-Certain Effects of the Proposed Transaction on the Company's Shareholders", "Special Factors - Exchange of Fractional Share Certificates for Cash" and "Special Factors-Fairness of the Proposed Transaction is hereby incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE GOING-PRIVATE TRANSACTION.
(ITEM 1014)

(a) Fairness:
The information set forth in the Proxy Statement under the captions "Special Factors-Fairness of the Transaction", "Special Factors-Additional Factors Considered in Determining the Fairness of the Transaction" and " Special Factors - Alternatives Considered by the Board of Directors" is hereby incorporated herein by reference.

(b) Factors considered in determining fairness:
The information set forth in the Proxy Statement under the captions "Special Factors-Fairness of the Transaction", "Special Factors-Additional Factors Considered in Determining the Fairness of the Transaction" and " Special Factors - Alternatives Considered by the Board of Directors" is hereby incorporated herein by reference.

(c) Approval of security holders:
The information set forth in the Proxy Statement under the caption "Special Factors-Additional Factors Considered in
Determining the Fairness of the Transaction" is hereby incorporated herein by reference.

(d) Unaffiliated representative:
The information set forth in the Proxy Statement under the caption "Special Factors-Additional Factors Considered in
Determining the Fairness of the Transaction" is hereby incorporated herein by reference.

(e) Approval of directors:
The information set forth in the Proxy Statement under the caption "Special Factors-Additional Factors Considered in
Determining the Fairness of the Transaction" is hereby incorporated herein by reference.

(f) Other offers:
The information set forth in the Proxy Statement under the caption "Special Factors-Alternatives Considered by the Board of Directors" is hereby incorporated herein by reference.







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
ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
(ITEM 1015)

(a) Report, opinion or appraisal:
The information set forth in the Proxy Statement under the caption "Special Factors-Opinion of Schaffner Knight Minnaugh &
Company, P.C." is hereby incorporated herein by reference.

(b) Preparer and summary of the report, opinion or appraisal:
The information set forth in the Proxy Statement under the caption "Special Factors-Opinion of Schaffner Knight Minnaugh & Company, P.C." is hereby incorporated herein by reference.

(c) Availability of documents:
The information set forth in the Proxy Statement under the caption "Special Factors - Opinion of Schaffner, Knight,
Minnaugh & Company, P.C." is hereby incorporated herein by reference.


ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
(ITEM 1007)

(a) Source of Funds:
The information set forth in the Proxy Statement under the caption "Special Factors - Certain Effects of the Proposed
Transaction on the Company's Shareholders" is hereby incorporated herein by reference.

(b) Conditions:
None

(c) Expenses:
The information set forth in the Proxy Statement under the caption "Special Factors - Certain Effects of the Proposed
Transaction on the Company's Shareholders" is hereby incorporated herein by reference.

(d) Borrowed Funds:
The information set forth in the Proxy Statement under the caption "Special Factors - Certain Effects of the Proposed
Transaction on the Company's Shareholders" is hereby incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(ITEM 1008)

(a) Securities ownership:
The information set forth in the Proxy Statement under the caption "Beneficial Ownership of Shares" is hereby incorporated herein by reference.

(b) Securities transactions:
None

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.
(ITEM 1012)

(a) Solicitation or recommendation:
Not Applicable

(b) Reasons:
Not Applicable

(c) Intent to tender:
Not Applicable

(d) Intent to tender or vote in a going-private transaction:
The information set forth in the Proxy Statement under the captions "Special Factors-Vote Required" and "Special Factors-Recommendation of the Board of Directors" is hereby incorporated herein by reference.

(e) Recommendations of others:
The information set forth in the Proxy Statement under the captions "Special Factors-Vote Required" and "Special Factors-Recommendation of the Board of Directors" is hereby incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.
(ITEM 1010)

(a) Financial information:

(1)-(2) The information set forth in the Proxy Statement under the caption "General-Incorporation of Certain Documents by Reference" is hereby incorporated herein by reference.

    (3)-(4) The information set forth in the Proxy Statement under the caption "Financial Information" is hereby incorporated herein by reference.


(b) Proforma Information:

(1) Not Applicable
(2) Not Applicable
(3) Not Applicable

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(ITEM 1009)

(a) Solicitations or recommendations:
The information set forth in the Proxy Statement under the caption "General - Solicitation of Proxies" is hereby incorporated herein by reference.

(b) Employees and corporate assets:
The information set forth in the Proxy Statement under the caption "General - Solicitation of Proxies" is hereby incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.
(ITEM 1011)

(a) Agreements, regulatory requirements and legal proceedings.
Not Applicable

(b) Other material information.
The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.

ITEM 16.	EXHIBITS.
(ITEM 1016)

	(a)	(1)	Proxy Statement, together with the proxy card.*

		(2)	2002 Annual Report on Form 10-KSB.**

(3)	Quarterly Report on Form 10-QSB for the quarter ended March
 31, 2003.**

(4) Quarterly Report on Form 10-QSB for the quarter ended June 30,
2003.**

	(b)	Not Applicable

(c) Valuation Report of Vineyard Oil & Gas Company as of March 31, 2003 by Schaffner, Knight, Minnaugh & Company, P.C.**

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

	*	Filed herewith
	**	Previously filed










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
                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              /s/ STEPHEN B. MILLIS
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                                   (Signature)

                    Stephen B. Millis, Chief Executive Officer
--------------------------------------------------------------------------------
                                (Name and title)

                               /s/ ROBERT H. LONG
--------------------------------------------------------------------------------
                                   (Signature)

                             Robert H. Long, Director
--------------------------------------------------------------------------------
                                 (Name and title)

                               /s/ DAVID H. STETSON
--------------------------------------------------------------------------------
                                   (Signature)

                            David H. Stetson, Director
--------------------------------------------------------------------------------
                                (Name and title)

                              /s/ JAMES J. CONCILLA
--------------------------------------------------------------------------------
                                   (Signature)

                           James J. Concilla, Director
--------------------------------------------------------------------------------
                                (Name and title)



                                 November 28, 2003
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                                      (Date)













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